UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Subject Company)

Blue Apron Holdings, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 309

(CUSIP Number of Class of Securities)

Linda Findley
President and Chief Executive Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005
(347) 719-4312

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher D. Barnstable-Brown, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8800	Meredith L. Deutsch General Counsel and Corporate Secretary Blue Apron Holdings, Inc. 28 Liberty Street New York, NY 10005 (347) 719-4312

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2023 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Basil Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Parent” or “Wonder”), to acquire all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, each as may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the SEC on October 13, 2023.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

On October 19, 2023, Damir Khamidullin, a purported stockholder of the Company, filed a complaint with the United States District Court for the Southern District of New York, captioned Damir Khamidullin vs. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-09213 (the “Khamidullin Complaint”). On October 24, 2023, Steven Weiss, a purported stockholder of the Company, filed a complaint with the United States District Court for the District of Delaware, captioned Steven Weiss v. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-01208-UNA (the “Weiss Complaint”). On October 25, 2023, Patrick Plumley, a purported stockholder of the Company, filed a complaint with the United States District Court for the District of Delaware, captioned Patrick Plumley v. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-01214-UNA (the “Plumley Complaint” and collectively with the Khamidullin Complaint and the Weiss Complaint, the “Complaints”). The Company also received (a) one demand letter on October 17, 2023, sent on behalf of Matthew Whitfield (the “Whitfield Demand”), a purported stockholder of the Company; (b) one demand letter on October 18, 2023, sent on behalf of Richard Dabney (the “Dabney Demand”), a purported stockholder of the Company; (c) two demand letters on October 19, 2023 sent on behalf of Jason Walton (the “Walton Demand”) and Peter Salib (the “Salib Demand”), respectively, and each a purported stockholder of the Company; (d) three demand letters on October 20, 2023 sent on behalf of Jorg Raue (the “Raue Demand”), Scott Goley (the “Goley Demand”) and Brad Nwosu (the “Nwosu Demand”), respectively, and each a purported stockholder of the Company; (e) one demand letter on October 24, 2023 sent on behalf of Rita Brodt (the “Brodt Demand”), a purported stockholder of the Company; (f) two demand letters on October 25, 2023 sent on behalf of Jordan Wilson (the “Wilson Demand”) and Jordan Rosenblatt (the “Rosenblatt Demand”), respectively, and each a purported stockholder of the Company; (g) two demand letters on October 26, 2023 sent on behalf of Alfred Yarkony (the “Yarkony Demand”) and Eric Sabatini (the “Sabatini Demand”), respectively, and each a purported stockholder of the Company and (h) one demand letter on October 27, 2023 sent on behalf of Miriam Nathan (the “Nathan Demand”), a purported stockholder of the Company. The Company also received one letter on October 26, 2023, sent on behalf of Richard Birnbaum (the “220 Demand”), a purported stockholder of the Company, seeking to inspect certain books and records of the Company related to the Transactions and related matters pursuant to Section 220 of the DGCL (the aforementioned demands are collectively referred to herein as, the “Demands”).

The Company believes that the allegations in the Complaints and the Demands lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make certain voluntarily supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily announce such additional complaints. For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed-out text~~.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the second full paragraph on page 24 under the heading “Background of the Offer and the Merger” as follows:

On June 23, 2023, Ms. Findley and the chief executive officer of Party B met by telephone, in which they discussed next steps regarding Party B’s proposal, including finalizing a non-disclosure agreement. On June 26, 2023, Blue Apron and Party B executed a non-disclosure agreement, which included a standstill (which did not include any “don’t ask / don’t waive” provision, and in any event which standstill automatically terminated upon the execution of the Merger Agreement).

•	By amending and restating the sixth full paragraph on page 25 under the heading “Background of the Offer and the Merger” as follows:

On August 10, 2023, Wonder submitted to Blue Apron a confidential, non-binding proposal to acquire 100% of the issued and outstanding equity interests of Blue Apron, in an all-cash transaction for a total equity value of $70 million payable to holders of all outstanding equity instruments of Blue Apron (which, Jefferies calculated to imply a per share price of $8.77). The proposal stated it was not subject to any financing contingencies, and would be fully funded with cash on the balance sheet of Wonder and fully committed financing to be provided by Mr. Lore prior to signing a definitive acquisition agreement. The proposal stated that Wonder was ready to complete diligence and execute definitive documents within 30 days of the date that Blue Apron responds to Wonder’s remaining diligence requests, and the Wonder proposal did not mention management retention.

•	By amending and restating the final full paragraph on page 26 under the heading “Background of the Offer and the Merger” as follows:

On August 26, 2023, representatives of Jefferies called Ms. Findley to inform her that Jefferies had identified a potential conflict with respect to its representation of Blue Apron, arising from a potential future relationship with Wonder, and discussed the termination of Jefferies as financial advisor. On August ~~30~~26, 2023, a representative of WilmerHale spoke by teleconference with outside counsel for Jefferies, to learn additional details regarding the potential conflict, which arose from Jefferies discussion with Wonder regarding a potential engagement of Jefferies by Wonder to assist Wonder in ~~involved a potential engagement of Jefferies by Wonder regarding~~ a ~~potential~~ future unrelated financing transaction. Blue Apron was not aware of any such potential conflict prior to Jefferies’ outreach to the Company on August 26, 2023.

•	By amending and restating the third full paragraph on page 27 under the heading “Background of the Offer and the Merger” as follows:

On August 28, 2023, Mr. Lore sent an email to Ms. Findley indicating that Wonder’s outside legal counsel, Fenwick & West LLP (“Fenwick”), would be sending a revised draft of the auction form of agreement and plan of merger to WilmerHale, and that Wonder remained motivated to consummate a transaction. The email also stated that the price indicated in its August 10, 2023 proposal continued to represent a significant premium, and further that Wonder remained excited to continue Blue Apron’s partnership with FreshRealm. The email also requested further confirmatory diligence information, and a direct meeting with FreshRealm, and emphasized Wonder’s desire to move quickly. The email from Mr. Lore did not mention management retention. Later on August 28, 2023, representatives of Fenwick provided a markup of the agreement and plan of merger to representatives of WilmerHale, which reflected various changes and requests to the form provided by WilmerHale, including a “breakup” fee payable by Blue Apron in certain customary situations equal to 6% of the equity value of Blue Apron represented by the transaction.

•	By amending and restating the fourth full paragraph on page 28 under the heading “Background of the Offer and the Merger” as follows:

On September 12, 2023, at the recommendation of representatives of J.P. Morgan, Blue Apron directed representatives of J.P. Morgan to reach out to certain potential counterparties, which representatives of Jefferies had not approached earlier in the process for various business and competitive reasons, to gauge their interest in a transaction with Blue Apron, including a company referred to as Party C. Party C indicated initial interest and, on September 14, 2023, Blue Apron and Party C executed a non-disclosure agreement, which agreement included a standstill (which did not include any “don’t ask / don’t waive” provision, and in any event such standstill automatically terminated upon the execution of the Merger Agreement). Representatives of J.P. Morgan requested that Party C submit a non-binding proposal by September 19, 2023.

•	By amending and restating the second full paragraph on page 29 under the heading “Background of the Offer and the Merger” as follows:

Also on September 19, 2023, Blue Apron received a revised proposal from Wonder, which provided for the acquisition of 100% of the outstanding equity interests of Blue Apron for $13.00 per share of Common Stock in cash, via a two-step transaction effected by a tender offer immediately followed by a back-end merger. The proposal was not subject to any financing contingency, and stated that Wonder would have sufficient cash to consummate the transaction upon execution of the merger agreement, and Wonder included with its proposal a reaffirmation letter from its lenders stating their commitment to fund prior to execution of the merger agreement. The proposal stated that Wonder was substantially complete with its due diligence, subject to confirmatory due diligence and a meeting with Blue Apron and FreshRealm. Further, Wonder’s proposal stated that all of Blue Apron’s agreements with FreshRealm would remain in effect without modification, subject only to receipt of a waiver by FreshRealm of its right to terminate the commercial agreements between Blue Apron and FreshRealm, including the production and fulfillment agreement, upon a change of control of Blue Apron and execution by FreshRealm of a tender support agreement with respect to the shares of Blue Apron Common Stock underlying the FreshRealm Warrant. The proposal from Wonder was expressly conditioned on the execution of an exclusivity arrangement by no later than the close of business on September 21, 2023 which exclusivity period would expire five (5) business days after the date of the exclusivity agreement. The revised proposal from Wonder did not mention management retention.

•	By amending and restating the first full paragraph on page 31 under the heading “Background of the Offer and the Merger” as follows:

On September 28, 2023, the Company Board and the Compensation Committee held a joint meeting at which members of Blue Apron management and representatives of J.P. Morgan and WilmerHale were present. Representatives of WilmerHale provided the Company Board with the final forms of the agreement and plan of merger and tender and support agreement and reviewed the changes to the agreements previously discussed with the Company Board, as well as the resolutions to be considered by the Company Board and the Compensation Committee, in each case distributed in advance of the meeting, and also reviewed the fiduciary duties of directors in connection with the proposed transaction. Representatives of J.P. Morgan then summarized for the Company Board the strategic alternative process undertaken by Blue Apron and reviewed with the Company Board its financial analysis of the Offer Price and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 28, 2023, that, as of such date and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Blue Apron’s Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following the presentations, the Company Board resolved to (i) approve and declare the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declare that it is in the best interests of Blue Apron and its stockholders that Blue Apron enter into the Merger Agreement and consummate the Merger and that the stockholders of Blue Apron accept the Offer and tender their shares of Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to Blue Apron and Blue Apron’s stockholders, (iv) recommend that the stockholders of Blue Apron accept the Offer and tender their shares of Common Stock pursuant to the Offer, (v) that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement, and (vi) declare that approval of the Merger Agreement, the Support Agreement, ancillary documents thereto, the Offer and the Merger by the Company Board, and the consummation of the transactions contemplated by the Merger Agreement, the Support Agreement, the ancillary documents thereto, the Offer and the Merger, are deemed for all purposes as approved under Section 203 of the DGCL. The Compensation Committee also approved the relevant compensation related proposals. There were no discussions between Wonder and members of management regarding management’s employment arrangements or compensation following the Closing at any time prior to such action by the Company Board.

•	By amending and restating the last paragraph on page 36 and continuing onto page 37 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis,” as follows:

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Common Stock. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from June 30, 2023 through December 31, 2028 based upon financial projections prepared by the management of the Company. J.P. Morgan also calculated a range of terminal values for the Company at the end of the six-year period ending in 2028 by applying terminal growth rates ranging from 1.0% to 2.0%, ~~determined based on J.P. Morgan’s professional judgment and experience~~ as provided by management of the Company, to the unlevered free cash flow of the Company at the terminal year (approximately $11 million), as provided by management of the Company. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 12.0% to 14.0%, which range was chosen by J.P. Morgan based upon J.P. Morgan’s professional judgment and experience and an analysis of the weighted average cost of capital of the Company, derived utilizing the capital asset pricing model and taking into consideration, among other things, the risk-free rate, equity risk premium, levered beta, pre-tax cost of debt, post-tax cost of debt and target debt to total capitalization ratio. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for the Company’s cash of approximately $30 million as of June 30, 2023, as provided by management of the Company and the present value of potential additional tax savings from the usage of net operating losses accrued historically by the Company, as of June 30, ~~3023~~2023, and net operating losses generated over the forecast period, each as provided by management of the Company, using a range of discount rates from 12.0% to 14.0%, which range was chosen by J.P. Morgan based upon J.P. Morgan’s professional judgment and experience, and which indicated a range of the present value of potential additional tax savings from the usage of net operating losses of between approximately $16 million to $20 million. Based on approximately 7.9 million fully diluted shares of Common Stock outstanding as of September 28, 2023, calculated using the treasury stock method based on information ~~as~~ provided by management of the Company, the discounted cash flow analysis indicated a range of implied equity values, rounded to the nearest $0.25, of between $7.75 and $10.00 per share of Common Stock (excluding the impact of the Company’s net operating losses) and $9.75 and $12.25 per share of Common Stock (including the impact of the Company’s net operating losses). The range of implied per share equity values for Common Stock was compared to (i) the closing share price of Common Stock of $5.49 per share on September 28, 2023 and (ii) the amount of the Merger Consideration of $13.00 per share of Common Stock.

•	By amending and restating the third full paragraph on page 37 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Analyst Price Targets” as follows:

Analyst Price Targets. J.P. Morgan reviewed the price targets of ~~certain~~ three publicly available equity research analyst price targets (dated August 9, 2023, August 9, 2023 and August 10, 2023, respectively) for the shares of Common Stock available as of September 28, 2023, which provided a reference price range of $5.00 to $17.00 per share of Common Stock and an average price of $9.33 per share of Common Stock. J.P. Morgan compared the analyst price targets to (i) the closing share price of Common Stock of $5.49 per share on September 28, 2023 and (ii) the amount of the Merger Consideration of $13.00 per share of Common Stock. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

•	By amending and restating the fourth full paragraph on page 37 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor— Miscellaneous” as follows:

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

•	By amending and restating the table, including the related footnotes, on page 40 as follows:

The following is a summary of the Forecasts:

Fiscal Year	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$421	$464	$495	$542	$583	$594
Adj. EBITDA(1)	$(23)	$4	$14	$14	$25	$29
Less: Share-based compensation	$(4)	$(8)	$(8)	$(9)	$(10)	$(10)
Less: Depreciation and amortization	$(4)	$(2)	$(2)	$(2)	$(3)	$(3)
EBIT(2)	$(30)	$(7)	$4	$3	$12	$16
Less: Taxes(3)	$0	$0	$(1)	$(1)	$(3)	$(4)
EBIAT(4)	$(30)	$(7)	$3	$2	$9	$12
Plus: Depreciation and amortization	$4	$2	$2	$2	$3	$3
Less: Capital Expenditures	$(4)	$(2)	$(2)	$(2)	$(3)	$(3)
Less: Change in net working capital	$(2)	$2	$(16)	$1	$0	$(1)
Unlevered FCF(5)	$(32)	$(4)	$(13)	$3	$9	$11

(1)	A non-GAAP financial measure defined as net income (loss) before interest income (expense), net, other operating expense, gain (loss) on extinguishment of debt, gain (loss) on transaction, other income (expense), net, benefit (provision) for income taxes, depreciation and amortization, and share-based compensation expense.

(2)	A non-GAAP financial measure defined as Adjusted EBITDA less share based compensation expense, depreciation and amortization.

(3)	Assumes a tax rate of 25%.

(4)	A non-GAAP financial measure defined as EBIT less taxes.

(5)	A non-GAAP financial measure defined as EBIT plus depreciation and amortization, plus other non-cash adjustments, minus capital expenditures, minus changes to working capital. Excludes the impact of net operating losses.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph under “—(c) Legal Proceedings” on page 48 of the Schedule 14D-9 with the following:

“On October 19, 2023, Damir Khamidullin, a purported stockholder of the Company, filed a complaint with the United States District Court for the Southern District of New York, captioned Damir Khamidullin vs. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-09213 (the “Khamidullin Complaint”). On October 24, 2023, Steven Weiss, a purported stockholder of the Company, filed a complaint with the United States District Court for the District of Delaware, captioned Steven Weiss v. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-01208-UNA (the “Weiss Complaint”). On October 25, 2023, Patrick Plumley, a purported stockholder of the Company, filed a complaint with the United States District Court for the District of Delaware, captioned Patrick Plumley v. Blue Apron Holdings, Inc., Jennifer Carr-Smith, Beverly K. Carmichael, Linda Findley, Brenda Freeman, Elizabeth Huebner, and Amit Shah, Case No. 1:23-cv-01214-UNA (the “Plumley Complaint” and collectively with the Khamidullin Complaint and the Weiss Complaint, the “Complaints”).

The Complaints name as defendants the Company and each member of the Company Board. The Complaints allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting material facts related to the transaction from the Schedule 14D-9 filed by the Company on October 13, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. In addition, the Plumley Complaint seeks a declaration that the defendants violated Section 14(a) and/or 20(a) of the Exchange Act.

The Company also received (a) one demand letter on October 17, 2023, sent on behalf of Matthew Whitfield (the “Whitfield Demand”), a purported stockholder of the Company; (b) one demand letter on October 18, 2023, sent on behalf of Richard Dabney (the “Dabney Demand”), a purported stockholder of the Company; (c) two demand letters on October 19, 2023 sent on behalf of Jason Walton (the “Walton Demand”) and Peter Salib (the “Salib Demand”), respectively, and each a purported stockholder of the Company; (d) three demand letters on October 20, 2023 sent on behalf of Jorg Raue (the “Raue Demand”), Scott Goley (the “Goley Demand”) and Brad Nwosu (the “Nwosu Demand”), respectively and each a purported stockholder of the Company; (e) one demand letter on October 24, 2023 sent on behalf of Rita Brodt (the “Brodt Demand”), a purported stockholder of the Company; (f) two demand letters on October 25, 2023 sent on behalf of Jordan Wilson (the “Wilson Demand”) and Jordan Rosenblatt (the “Rosenblatt Demand”), respectively, and each a purported stockholder of the Company; (g) two demand letters on October 26, 2023 sent on behalf of Alfred Yarkony (the “Yarkony Demand”) and Eric Sabatini (the “Sabatini Demand”), respectively, and each a purported stockholder of the Company and (h) one demand letter on October 27, 2023 sent on behalf of Miriam Nathan (the “Nathan Demand”), a purported stockholder of the Company. Each of the Whitfield Demand, the Dabney Demand, the Walton Demand, the Salib Demand, the Raue Demand, the Goley Demand, the Nwosu Demand, the Brodt Demand, the Wilson Demand, the Rosenblatt Demand, the Yarkony Demand, the Sabatini Demand and the Nathan Demand alleges omissions of material information with respect to the transaction from the Schedule 14D-9 filed by the Company and demands that the Company promptly provide stockholders with additional disclosure. In addition, each of the Salib Demand and Nathan Demand includes a draft complaint, which contains allegations and requests for relief substantially consistent with those set forth in the Complaints, and states an intention to file such complaint.

The Company also received one letter on October 26, 2023, sent on behalf of Richard Birnbaum (the “220 Demand”), a purported stockholder of the Company, seeking to inspect certain books and records of the Company related to the Transactions and related matters pursuant to Section 220 of the DGCL (the aforementioned demands are collectively referred to herein as, the “Demands”).

The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints and the Demands are without merit. Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2023	Blue Apron Holdings, Inc.

	By:	/s/ Linda Findley
Name: Linda Findley
Title: President and Chief Executive Officer